# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rainmaker Worldwide Inc., CIK 0001872292
CUSIP: 75088P200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Date of event which requires filing of this statement: 09/29/2026
Amends the filing with accession number 0001493152-26-043601
Filed by CIK 0002055656
Persons authorized to receive notices and communications: Michael John O'Connor, 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120, (702) 608-1990

## Reporting persons
- Michael John O'Connor (CIK 0002055656): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 8,097,856; shared voting power 0; sole dispositive power 8,097,856; shared dispositive power 0; aggregate amount beneficially owned 8,097,856 (8% of the class)
  Comment: Includes 2,357,102 shares of Common Stock held directly, 5,476,754 shares issuable upon conversion of Larchwood Management Partners Inc.'s convertible promissory note as of October 8, 2026, and 264,000 shares issuable upon exercise of Mr. O'Connor's fully vested January 8, 2024 stock option. Mr. O'Connor is the sole officer and director of Larchwood and has full control over Larchwood, including the power to direct the voting and disposition of its securities.
- Larchwood Management Partners Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 5,476,754; shared voting power 0; sole dispositive power 5,476,754; shared dispositive power 0; aggregate amount beneficially owned 5,476,754 (5.5% of the class)
  Comment: Beneficial ownership reflects 5,476,754 shares issuable upon conversion of the December 31, 2025 convertible promissory note as of October 8, 2026, consisting of 5,085,259 shares attributable to principal of US$137,301.99 and 391,495 shares attributable to accrued interest of US$10,570.37.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Rainmaker Worldwide Inc.
Address of issuer's principal executive offices: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada (NV), 89120
Comment:
CUSIP: 75088P200. Explanatory Note: This Amendment No. 2 amends and supplements the Schedule 13D filed by Michael John O'Connor and Larchwood Management Partners Inc. (the "Reporting Persons") on September 18, 2026, as amended by Amendment No. 1 filed on September 21, 2026.

This Amendment is being filed after the applicable filing deadline for the September 29, 2026 dispositions. The information reported herein is current through October 8, 2026. Except as expressly amended and supplemented hereby, the Schedule 13D, as previously amended, remains unchanged.

## Item 2. Identity and Background
Name of person filing: Michael John O'Connor; Larchwood Management Partners Inc. (collectively, the "Reporting Persons").
Residence or business address: Michael John O'Connor: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120. Larchwood Management Partners Inc.: 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120.
Present principal occupation or employment: Michael John O'Connor is the sole officer and director of Larchwood Management Partners Inc., an Ontario corporation providing management and consulting services, and serves as its President. Mr. O'Connor is also the controlling person of Larchwood. Mr. O'Connor previously served as Chief Executive Officer and a director of Rainmaker Worldwide Inc. and resigned from those positions in September 2026. The business address of the Reporting Persons is 2510 East Sunset Road, Suite 5 #925, Las Vegas, Nevada 89120. There are no other executive officers or directors of Larchwood.
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of the type described in Item 2(e).
Citizenship: Michael John O'Connor is a citizen of Canada. Larchwood Management Partners Inc. is organized under the laws of the Province of Ontario, Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities were acquired as compensation for services, through conversion or restructuring of amounts owed for services previously rendered, and for investment purposes. Mr. O'Connor previously served as an officer and director of the Issuer and resigned from those positions on September 10, 2026.

Mr. O'Connor disposed of an aggregate of 8,250,000 shares of Common Stock in the three private transactions described in Item 5(c).

The Reporting Persons may from time to time review their investment in the Issuer and, depending on market conditions, the Issuer's business and prospects, availability of funds, legal and regulatory considerations and other factors deemed relevant, may acquire additional securities, dispose of securities, convert outstanding convertible securities, exercise outstanding options, or otherwise change their investment.

Except as described in this Schedule 13D, as amended, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters described in Item 4(a) through (j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of October 8, 2026, Michael John O'Connor may be deemed to beneficially own 8,097,856 shares of Common Stock, consisting of 2,357,102 shares held directly, 5,476,754 shares currently issuable upon conversion of the convertible promissory note held by Larchwood Management Partners Inc., and 264,000 shares issuable upon exercise of his fully vested January 8, 2024 stock option. This represents approximately 8.0% of the class, based on 95,004,273 shares of Common Stock issued and outstanding as reported by the Issuer on September 3, 2026, plus the 5,740,754 shares acquirable by Mr. O'Connor through conversion and option exercise, resulting in a denominator of 100,745,027 shares pursuant to Rule 13d-3(d)(1).

Larchwood Management Partners Inc. may be deemed to beneficially own 5,476,754 shares of Common Stock currently issuable upon conversion of its convertible promissory note, representing approximately 5.5% of the class. This percentage uses a denominator of 100,481,027 shares, consisting of the 95,004,273 outstanding shares plus the 5,476,754 shares acquirable by Larchwood pursuant to Rule 13d-3(d)(1).

The conversion shares reflect outstanding principal of US$137,301.99 and accrued interest of US$10,570.37 as of October 8, 2026. Mr. O'Connor is the sole officer and director of Larchwood and controls the voting and disposition of its securities. The shares attributed to Larchwood are also included in Mr. O'Connor's beneficial ownership and are not additional holdings.
Number of shares as to which each person has sole or shared power to vote or dispose: Michael John O'Connor has sole voting power and sole dispositive power over 8,097,856 shares of Common Stock. Larchwood Management Partners Inc. has sole voting power and sole dispositive power over 5,476,754 shares of Common Stock, which are also included in Mr. O'Connor's beneficial ownership. Neither Reporting Person has shared voting power or shared dispositive power over any shares. The components of these holdings are described in Item 5(a).
Transactions in the class effected during the past sixty days:
During the 60 days preceding October 8, 2026, Mr. O'Connor effected the following private sales of Common Stock:

On September 29, 2026, he sold 1,000,000 shares to Leopoldo Morones Fonseca at US$0.03 per share, for aggregate consideration of US$30,000.

On September 29, 2026, he sold 3,750,000 shares to Terry Planton at US$0.0125 per share, for aggregate consideration of US$46,875.

On October 7, 2026, he sold 3,500,000 shares to Frontrunner at US$0.005 per share, for aggregate consideration of US$17,500.

No broker was involved in these transactions. Except as described above, neither Reporting Person effected any transactions in the Common Stock during that period.
Other persons with the right to receive dividends or sale proceeds: Except for the Reporting Persons and the rights of Larchwood Management Partners Inc. as holder of the convertible promissory note, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 8, 2026, each Reporting Person remains the beneficial owner of more than five percent of the Common Stock. Accordingly, neither Reporting Person is reporting a cessation of beneficial ownership of more than five percent in this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Larchwood Management Partners Inc. is the holder of a Convertible Promissory Note issued by Rainmaker Worldwide Inc. on December 31, 2025 in the original principal amount of US$137,301.99. The note bears simple interest at 10% per annum, matures December 31, 2026, and permits the holder at any time prior to maturity to convert outstanding principal and accrued interest into Common Stock at a fixed conversion price of US$0.027 per share. No shareholder rights attach to the note until conversion.

Mr. O'Connor entered into separate Share Purchase Agreements effective September 25, 2026 with Leopoldo Morones Fonseca, Terry Planton and Frontrunner for the sale of 1,000,000, 3,750,000 and 3,500,000 shares of Common Stock, respectively. The purchase prices were US$0.03, US$0.0125 and US$0.005 per share, respectively. The transactions are reported in Item 5(c), and the agreements are filed as Exhibits 99.3, 99.4 and 99.5 to this Amendment.

Mr. O'Connor also holds a fully vested option granted by the Issuer on January 8, 2024 to purchase 264,000 shares of Common Stock at US$0.0347 per share. The option is currently exercisable and expires January 8, 2029.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibits 99.1 and 99.2 remain incorporated by reference as follows:

Exhibit 99.1 -- Joint Filing Agreement dated September 18, 2026 between Michael John O'Connor and Larchwood Management Partners Inc., incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed September 18, 2026.

Exhibit 99.2 -- Convertible Promissory Note dated December 31, 2025 issued to Larchwood Management Partners Inc., incorporated by reference to Exhibit 10.2 to Rainmaker Worldwide Inc.'s Current Report on Form 8-K filed January 5, 2026 (Accession No. 0001493152-26-000421).

The following exhibits are filed with this Amendment:

Exhibit 99.3 -- Share Purchase Agreement effective September 25, 2026 between Michael O'Connor and Leopoldo Morones Fonseca.

Exhibit 99.4 -- Share Purchase Agreement effective September 25, 2026 between Michael O'Connor and Terry Planton.

Exhibit 99.5 -- Share Purchase Agreement effective September 25, 2026 between Michael O'Connor and Frontrunner.

## Signatures
- Michael John O'Connor: /s/ Michael John O'Connor, Michael John O'Connor (10/08/2026)
- Larchwood Management Partners Inc.: /s/ Michael John O'Connor, Michael John O'Connor, President (10/08/2026)